Cross Atlantic Commodities, Inc.
                          2800 Glades Circle, Suite 124
                              Weston, Florida 33327

August 23, 2007

VIA FAX (202) 772-9202
AND EDGAR

John Fieldsend, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010


Re:  Cross Atlantic Commodities, Inc.
     Amendment No. 2 to Registration Statement on Form SB-2
     Filed July 13, 2007
     File No. 333-140377
     Form 10-QSB for Fiscal Quarter Ended June 30, 2007
     Filed August 3, 2007
     Form 10-KSB for Fiscal Years Ended December 31, 2006
     Filed April 18, 2007
     File No.  0-51857

General
-------

    1. We note your acknowledgements at the end of your response letter dated July 13, 2007. Please revise the last bullet point of those acknowledgements to state that you may not assert staff comments "or the declaration of effectiveness" as a defense.

         The Company acknowledges that:

    o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    o the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Amendment No. 2 to Registration Statement on Form SB-2
------------------------------------------------------

Selling Stockholders, page 26
-----------------------------

    2. We note your response to comment 2 in our letter dated May 30, 2007. In footnote one to your Selling Stockholder table on page 27, you state that you base your calculations in the table on 20,549,200 shares, the number of shares of common stock outstanding as of January 30, 2007, and on page 53 you state that this same amount is outstanding as of July 11, 2007. However, we note that your most recent Form 10-Q indicates that, as of June 30, 2007, the number of outstanding shares of your common stock was 23,732,340 shares. Please clarify the amount outstanding and, if necessary, amend your table, and all other applicable sections of this document, so that your calculations are based upon the number of outstanding common shares as of the most recent practicable date.

         We have clarified the amount of share of our common stock outstanding, and have amended the table and all other applicable sections of the registration statement so that our calculations are based upon the number of outstanding common shares as of the most recent practicable date. In this regard, as of August 16, 2007, the Company has 23,682,320 shares of common stock issued and outstanding.

    3. In this regard, we note your response to comment 10 in our letter dated May 30, 2007. Again, please revise your calculations in footnote one so that they are based on the number of outstanding common shares as of the most recent practicable date. Also, in footnote one, please disclose the formula for calculating the percent of common shares owned prior to the offering for each selling stockholder. For example, please disclose, if true, that you added the number of outstanding shares as of the most recent practicable date to the number of shares underlying only the specific selling shareholder's notes and warrants, then you divided the number of shares underlying the specific selling shareholder's notes and warrants with the number of outstanding shares as of the most recent practicable date plus the number of shares underlying that selling shareholder's notes and warrants.

         We have revised our calculations in footnote one so that they are based on the number of outstanding common shares as of the most recent practicable date. Please also note that we have disclosed the formula for calculating the percent of common shares owned prior to the offering for each selling stockholder. In this regard, based on 23,682,340 shares issued and outstanding as of August 16, 2007 plus the 20,208,334 shares that the selling shareholders, in the aggregate, own or have the right to own prior to the offering (43,890,674). In particular, the shares of common stock owned by each selling shareholder prior to the offering were divided by the 23,682,340 shares issued and outstanding as of August 16, 2007 plus the 20,208,334 shares that the selling shareholders, in the aggregate, own or have the right to own prior to the offering (43,890,674).

Form 1-QSB for Fiscal Quarter Ended June 30, 2007
-------------------------------------------------

Item 3. Controls and Procedures, page 18
----------------------------------------

    4. We note your response to comment 12 in our letter dated May 30, 2007. Please revise and file an amended Form 10-QSB for the period ended June
         30. 2007 to comply with prior comment 14 in our letter dated March 1, 2007. Specifically, in the first paragraph of your Controls and Procedures section on page 18, you state that the internal controls over financial reporting are defined in Rules 13a-15(f) and 15d-15(e) of the Exchange Act. Please note that disclosure controls and procedures are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, and the internal controls over financial reporting are defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Please revise or advise.

         Further, in your discussion regarding both your disclosure controls and procedures and your internal controls over financial reporting, you state that your quarterly report on Form 10-QSB for the period ended June 30, 2007 covers "the six months ended June 30, 2007." Your quarterly report should cover only the past three months. Please revise or advise.

         We have revised and filed on August 20, 2007 an amended Form 10-QSB for the period ended June 30, 2007 to comply with comment 14 of your letter dated March 1, 2007. We have also revised our quarterly report on Form 10-QSB for the period ended June 30, 2007 to note that our quarterly report only covers the past three months.

Exhibit 31
----------

    5. We note your response to comment 17 in our letter date March 1, 2007. Please note that only in certain parts of the certification did the term "quarterly report" need to be replaced with "report." Therefore, in paragraph one of your certifications, please state, if true, that you have "reviewed this quarterly report of Cross Atlantic Commodities, Inc."

         We have revised and filed on August 20, 2007 an amended Form 10-QSB for the period ended June 30, 2007 which includes disclosure in paragraph one of our certifications that we have, "reviewed this quarterly report of Cross Atlantic Commodities, Inc."

Form 10-KSB for Fiscal Year Ended December 31, 2006
---------------------------------------------------

    6. We note your response to comment 13 in our letter dated May 30, 2007. Please revise and file an amended Form 10-KSB for the year ended December 31, 2006 to comply with comments 18 and 19 in our letter dated March 1, 2007.

         We have revised and filed on August 10, 2007 an amended Form 10-KSB for the year ended December 31, 2006 to comply with comments 18 and 19 in your letter dated March 1, 2007.

Very truly yours,

CROSS ATLANTIC COMMODITIES, INC.


By:  /s/ Michael Enemaerke
   -----------------------------------
         MICHAEL ENEMAERKE
         Chief Executive Officer